Exhibit 99.11

Consent to be Named as a Director Nominee

In connection with the filing by Rice Acquisition Corp. II of the Registration Statement on Form S-4 with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), I hereby consent, pursuant to Rule 438 of the Securities Act, to being named as a nominee to the board of directors of Rice Acquisition Corp. II, which will be renamed NET Power Inc. following the business combination, in the Registration Statement and any and all amendments and supplements thereto. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto.

Dated: April 22, 2023

Frederick A. Forthuber

/s/ Frederick A. Forthuber